SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Asiarim Corporation
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

04520H 105
 (CUSIP Number)

Asiarim Corporation
50 West Liberty Street, Suite 880
Reno Nevada 89501
(702) 446-0237

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

June 30, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Eugene van Os

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
4,223,333
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
4,223,333
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,223,333

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (“Common Stock”), of Asiarim Corporation, a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 50 West Liberty Street, Suite 880 Reno, Nevada 89501.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Eugene van Os (the “Reporting Person”).
(b)	The Reporting Person’s business address is 50 West Liberty Street, Suite 880, Reno Nevada 89501.
(c)	The Reporting Person is the Treasurer, Chief Financial Officer and Secretary of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of The Netherlands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 2, 2009 the Company entered into a conditional Participation Agreement ("Participation Agreement") where it agreed, pursuant to conditions precedent being met, to i) acquire all remaining shares in the share capital of Commodore Asia Holdings Limited from CIC Europe Holding B.V. (“Commodore Licensing”); ii) acquire (the rights to) all of the issued shares in the share capital of Commodore International B.V. held by Reunite Investments Inc. ("Reunite"); and iii) acquire all the (rights to) issued shares in the share capital of Commodore Licensing held by its board of directors and Reunite; against the issuance and delivery of 11,020,000 shares in the share capital of the Company and payment of an amount of up to 2,500,000 Euro during the course of business of 2 years commencing on the closing of the respective transactions. The foregoing description of the Participation Agreement is qualified in its entirety by reference to the Company’s Current Report on Form 8-K filed on September 9, 2009.

On June 30, 2010, the Company entered into an Addendum to the Participation Agreement (the "APA") with Commodore Licensing, Reunite, Asiarim UK Limited and the Reporting Person and Ben van Wijhe, which provided for 1,500,000 additional shares of the Company’s common stock to be issued to the Reporting Person. The Reporting Person acquired 5,173,333 shares of the Company’s common stock through the Participation Agreement and APA of which 1,150,000 shares were immediately transferred to friends and family.

The foregoing description of the terms of the APA is qualified in its entirety by reference to the provisions of the APA filed as Exhibit 10.1 to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Participation Agreement and APA was for the Company to i) acquire all remaining shares in the share capital of Commodore Asia Holdings Limited from CIC Europe Holding B.V.; ii) acquire (the rights to) all of the issued shares in the share capital of Commodore International B.V. held by Reunite Investments Inc.; and iii) acquire all the (rights to) issued shares in the share capital of CIC Europe Holding B.V.

The Reporting Person intends to review his investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of his investments in the Company by the Reporting Person will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding his investments in the Company.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

As of the date of this Statement, other than the Reporting Person’s activities as Treasurer, Chief Financial Officer and Secretary of the Company and except as described in Item 6 of this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 4,223,333, including 200,000 shares owned by his daughter, which represents 14.3% of the outstanding shares of Common Stock.

(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of Common Stock.
(c)
Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A
Addendum to the Participation Agreement, dated June 30, 2011, by and among the Company, Commodore Licensing B.V., Reunite, Asiarim UK Limited, the Reporting Person and Ben van Wijhe [incorporated by reference to Exhibit 10.1 of  the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2010]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 24, 2011

/s/ Eugene van Os
Eugene van Os
Treasurer, Chief Financial Officer and Secretary